June 3, 2009


Mr. Craig Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                                       Re: TransNet Corporation, File No. 0-8693

Dear Mr. Wilson:

This letter responds to comments raised in your letter dated May 12, 2009. TransNet Corporation's responses are listed below, numbered in accordance with the paragraphs in your letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
[G] REVENUE RECOGNITION, PAGE F-8

1. In response to comment 1, below is our revised revenue recognition policy, which was disclosed in our Form 10-Q for the period ended March 31, 2009.

     The Corporation's revenues are derived from both the sale of equipment and services provided to customers. Revenues related to equipment sales are recognized when evidence of an arrangement exists, delivery has occurred, the sales price is both fixed and determinable, and collectability is reasonably assured, in accordance with SEC Staff Accounting Bulletin No. 104 Topic 13.

     Revenues related to services provided are recognized ratably over the term of the underlying customer contract or at the end of the contract when obligations have been satisfied, in accordance with SEC Staff Accounting Bulletin No. 104 Topic 13. For service performed on a time and materials basis, revenue is recognized upon performance.

     The Corporation also enters into revenue arrangements in which customers may purchase a combination of equipment and services (multiple-element arrangements). When vendor-specific objective evidence ("VSOE") of fair value exists for all elements, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when that element is sold separately. For services, VSOE of fair value is established by the amounts charged when they are sold separately. For arrangements where VSOE of fair value exists only for the undelivered elements, we defer the full fair value of the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue, assuming all other criteria for revenue recognition have been met.

In addition, we believe any differences in prior periods from the recognition of service revenue and costs between our use of SOP 81-1 and SAB Topic 13 would be immaterial. This is because our calculation under SOP 81-1 of the percentage of service revenue complete is similar to the


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ratable  allocation  of revenue  and  expenses  over the term of the  underlying customer contract under SAB Topic 13. For example, consider a service contract with monthly terms where our customer pays each month for services on the 15th of the month. Our calculation under both SOP 81-1 and SAB Topic 13 would recognize approximately half of the next month's bill during the current month.

2. In response to comment 2, we wish to clarify some of the language used in our letter to the Commission dated May 30, 2006. In our statement that revenue was recorded when performance is completed and accepted by the customer, the reference to acceptance by the customer was not meant to represent a separate, formal process but instead a standard part of the completion of the contract. The arrangements with our customers do not contain formal customer acceptance policies.



ITEM 15. EXHIBITS, FINANCIAL SCHEDULES AND REPORTS ON FROM 8-K

3. EXHIBITS, PAGE 29

TransNet will file its amended 10-K under separate cover in the next few business days.

TransNet Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that TransNet may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,


/s/ John J. Wilk
Chief Financial Officer